UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Wipro Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Karnataka, India

(Jurisdiction of Subject Company’s Incorporation or Organization)

Wipro Limited

(Name of Person(s) Furnishing Form)

American Depositary Shares, each represented by one

Equity Share, par value Rs. 2/- per share.

(Title of Class of Subject Securities)

97651M109

(CUSIP Number of Class of Securities (if applicable))

Jatin Pravinchandra Dalal, Chief Financial Officer

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Raj S. Judge

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

June 22, 2023

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Attachments:

99.1	Notice to Holders of American Depositary Shares(1)

99.2	Tax Disclosures and Limitations of Liability for Holders of American Depositary Shares(1)

99.3	Notice Regarding Availability of Information Materials for Holders of American Depositary Shares(1)

99.4	Public Announcement(2)

99.5	Press Release(2)

99.6	Notice to Holders of American Depositary Shares(2)

99.7	Letter of Offer(3)

99.8	Addendum to the Letter of Offer

(1)	Previously furnished as an exhibit to the Form CB filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2023.
(2)	Previously furnished as an exhibit to the Form CB filed with the SEC on June 6, 2023.
(3)	Previously furnished as an exhibit to the Form CB filed with the SEC on June 20, 2023.

Item 2. Informational Legends

(1) Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the SEC on May 8, 2023.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIPRO LIMITED

By:	/s/ Jatin Pravinchandra Dalal
Name: Jatin Pravinchandra Dalal
Title: Chief Financial Officer

Date: June 28, 2023